April 18, 2025

Andrew Brown
Chief Executive Officer
Global Innovative Platforms Inc.
149 James Place
Orlando, FL 32751

       Re: Global Innovative Platforms Inc.
           Amendment No. 1 to Offering Circular on Form 1-A
           Filed April 4, 2025
           File No. 024-12570
Dear Andrew Brown:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 10, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Plan of Distribution, page 16

1. We note your response to prior comment 6 and your disclosure that "[w]e expect the initial closing to occur within 90 days from the qualification of this offering by the
       SEC, provided the minimum offering amount is achieved." Revise to reconcile with your cover page disclosure that "[t]his offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close . . . ." To the extent you continue to expect the
       initial closing to take place up to 90 days after qualification, please revise to explain why you expect to need such time period to complete an initial closing. April 18, 2025
Page 2
Overview, page 25

2. We note the graphic added to page 28. Please revise to describe what this graphic depicts, whether it relates to your proof-of-concept study or the study conducted in
       October of 2024, and whether these are different studies. To the extent they are different studies, please also revise to provide more detail concerning your proof-of-
       concept study.
Business
Heartworm Breath Test, page 30

3.     We note your response to prior comment 12 and your disclosure on page
31: "The
       Breath Capture Device has been proven to adequately provide the appropriate amount of breath for a sample to be appropriately analyzed by the VOCAM Plus and the
       FROG." Please revise to provide support for your statement that the Breath Capture
       Device is "proven." If the support is your October 2024 study with eight samples then please revise to note the limited sample size.
Business
Our Competitive Strengths, page 32

4. We note your revised disclosure that "[you] will be researching the ability to identify potentially toxic environmental conditions for a multitude of animals." Please revise your disclosure to discuss the timeline to begin research and the conditions and animals you plan to study, if known.
Intellectual Property, page 37

5. We note your revised disclosure in response to our prior comment 8 and reissue it in part. Please revise your disclosure to provide the expiration dates and type of patent protection for each patent listed. We note certain patents include method or process descriptions.

      Please contact Robert Augustin at 202-551-8483 or Margaret Sawicki at 202-551-
7153 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Stephen M. Fleming